J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

March 22, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram

Sherry Haywood

Melissa Raminpour

Effie Simpson

Re:	VIZIO Holding Corp.

Registration Statement on Form S-1, as amended (File No. 333-253682)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of VIZIO Holding Corp. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:00 PM, Eastern Standard Time, on March 24, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., may orally request via telephone call to the staff that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the Representatives, wish to advise you that approximately 2,178 copies of the Preliminary Prospectus, dated March 16, 2021 and included in the above-referenced Registration Statement, as amended, were distributed during the period from March 16, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC BOFA SECURITIES, INC. Acting severally on behalf of themselves and the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ John Dunphy
	Name:	John Dunphy
	Title:	Vice President

BOFA SECURITIES, INC.

By:	/s/ Robert Brass
	Name:	Robert Brass
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]